Filed by Speedcom Wireless Corporation
                                          (formerly known as LTI Holdings, Inc.)
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                 Subject Company:  Speedcom Wireless Corporation
                                          (formerly known as LTI Holdings, Inc.)
                                                  Commission File No.  000-21061
                                                                       333-43098


FOR IMMEDIATE RELEASE                                CONTACT: Jenna Norwood
September 27, 2000                                           (941) 358-9283


     SPEEDCOM WIRELESS CORPORATION COMPLETES MERGER WITH LTI HOLDINGS, INC.

ATLANTA - SPEEDCOM Wireless Corporation (www.speedlan.com), a multi-national wireless solutions company based in Sarasota, Florida, has closed its merger with LTI Holdings, Inc. The company's ticker has changed from LAMT.OB to SPWC.OB. After yesterday's unanimous approval by LTI's voting shareholders, the companies filed articles of merger with the Florida and Delaware secretaries of state and formally changed the company's name to Speedcom Wireless Corporation.

"SPEEDCOM's new public status provides an important first step toward enabling us to execute our strategy of becoming a leading global wireless solution provider," said Bruce Sanguinetti, SPEEDCOM's new president as of September 1. "We intend to use this platform to expand our capabilities of providing value-added solutions to our major ISP, telco and enterprise customers." SPEEDCOM's Chairman, Michael McKinney agreed: "We are pleased to complete this important step in our corporate development. We are now poised to accelerate our rapid growth and further enhance shareholder value."

"The merger represents an excellent opportunity for our stockholders to participate in a leading company in the exciting wireless broadband industry," said Michael Noonan, LTI Holdings' Chairman, President and Chief Executive Officer.

SPEEDCOM Wireless Corporation is a seven-year-old multi-national company based in Sarasota, Florida. SPEEDCOM also has offices in Miami, Dallas, San Diego, Calgary, Alberta, Sao Paolo, Brazil, Mexico City, Singapore and Shanghai, China. Through its Wave Wireless Networking division, SPEEDCOM manufactures a variety of broadband wireless products, including its award-winning SPEEDLAN family of wireless Ethernet bridges and routers. ISPs, Telco operators and private organizations in more than 50 countries around the world use SPEEDCOM'S products to provide "last-mile" wireless connectivity between multiple buildings at speeds up to 100 Mbps and distances of more than 25 miles. Through its InstallGuys wireless services division, SPEEDCOM provides complete wireless installation services for ISPs, CLECs and other telco and networking companies worldwide.

SPEEDCOM expects to announce its third quarter results on or about October 30, 2000. SPEEDCOM is an ISO 9001 Registered company. SPEEDCOM competes with other wireless companies including Breezecom (NASDAQ: BRZE), Waverider (NASDAQ: WAVC), Aironet (a division of Cisco (NASDAQ: CSCO)) and Orinoco (a division of Lucent (NYSE: LU)).

LTI Holdings, formerly known as Laminating Technologies, Inc., had been a developmental stage company supplying a technology to provide barrier laminations in the manufacture of corrugated specialty packaging products. In June 1999, the company sold all of its operating assets and ceased its historical business. Since that time, the company has been seeking to maximize its shareholders' value through a merger, acquisition or similar business combination.

Page Two

Additional Information and Where to Find It: LTI Holdings filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the merger and mailed a proxy statement/prospectus to the stockholders of LTI Holdings and SPEEDCOM containing important information about the merger. Investors and security holders of both LTI Holdings and SPEEDCOM are advised to read the Registration Statement and proxy statement/prospectus regarding the merger carefully because it contains important information. Investors and security holders may obtain free copies of these documents and other documents filed by LTI Holdings at the Securities and Exchange Commission's web site at http://www.sec.gov. The Registration Statement and proxy statement/ prospectus may also be obtained from the surviving company by directing such requests to SPEEDCOM.


"Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this release which are not historical facts are forward looking statements subject to risks and uncertainties that could cause actual results to differ materially from those set forth in the forward looking statements, including risks set forth in the company's Securities and Exchange Commission filings.

For More Information Contact:
SPEEDCOM Wireless Corporation

Jay O. Wright              Bob Prag                     Jenna Norwood

Chief Financial Officer    Investor Relations           Public Relations Manager
                           Del Mar Consulting

941-358-9283 x360          858-794-9500                 941-358-9283 x359

941-358-6208 fax                                        941-359-6782 fax

jwright@speedlan.com       bprag@delmarconsulting.com   jnorwood@speedlan.com